SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

14 April 2010

PRUDENTIAL PLC APPOINTS ROB DEVEY TO LEAD INTEGRATION

Prudential plc (“Prudential”) announces that Rob Devey, Chief Executive of Prudential UK and Europe, has been appointed to lead the integration of Prudential Corporation Asia and AIA Group. In this capacity, he reports directly to Tidjane Thiam, Group Chief Executive. He takes up the new role with immediate effect.

Rob is leading the project team responsible for the integration of Prudential Corporation Asia and AIA Group, and is supported by senior project leaders from both organisations and Prudential Group. Before he joined Prudential in 2009, Rob was a Managing Director at Lloyds Banking Group. During his time at HBOS and Lloyds, Rob was responsible for the integration of the Retail Banking Operations of Halifax and Bank of Scotland and the integration of the Direct Channels of HBOS and Lloyds. Rob was a specialist adviser in Financial Services Integrations whilst at the Boston Consulting Group, and led the integrations of a number of insurance companies and banks.

He will continue to have Board level oversight and responsibility for Prudential UK and Europe. To ensure the continued delivery of the UK strategy, Andrew Crossley, Managing Director, Finance and Barry O’Dwyer, Managing Director, Retail Life and Pensions have been appointed Deputy Chief Executives of Prudential UK and Europe. Both have day-to-day responsibility for the operational management of Prudential UK and Europe.

Andrew Crossley has been with Prudential for ten years and is responsible for finance, joint ventures and our wholesale business. He was previously Group Chief Risk Officer and prior to that Director, Group Finance and Risk. Before joining Prudential he was Group Financial Controller at Legal & General plc. Barry O’Dwyer has been with Prudential for 15 months and is responsible for the delivery of operating profits through retail sales, new product development and management of the existing customer base. He joined from HBOS Financial Services where he was Products and Marketing Director.

Tidjane Thiam, Group Chief Executive, Prudential, said:

“As we move into planning the integration of AIA and PCA, I am very pleased to announce Rob’s appointment as integration leader. He will report directly to me in this role. The appointment of an Executive Director to lead this effort is a clear indication of how crucial a successful integration is for the future of our company. Rob is ideally suited to the role. His leadership qualities, management skills and proven operational experience will enable a smooth and successful integration, so that we retain the best aspects of the two businesses.”

Rob Devey, Chief Executive of Prudential UK and Europe, said:

“I am excited by the opportunity of this challenge to help put together two fine businesses to create the leading pan-Asia life insurance company. Effective integration is critical to ensuring that we capture the tremendous growth opportunities that lie ahead for us.”

ENDS

Contact:

Media		Investors/Analysts
Kevin Byram, Brunswick	+44 (0)20 7404 5959	Matt Lilley	+44 (0)20 7548 2007
Ed Brewster	+44 (0)20 7548 3719	Jessica Stalley	+44 (0)20 7548 3511

Notes to Editors:

Prudential plc

Incorporated and registered in England and Wales. Registered office: Laurence Pountney Hill London EC4R 0HH. Registered number 1397169. Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority.

About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world’s leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £290 billion in assets under management (as at 31 December 2009). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain “forward-looking statements” with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words “believes”, “intends”, “expects”, “plans”, “seeks” and “anticipates”, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:April 14, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Clive Burns
Clive Burns
Head of Secretariat